

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

July 16, 2009

via U.S. mail and facsimile

Ian G. Cockwell, President and Chief Executive Officer
Brookfield Homes Corporation
8500 Executive Park Avenue, Suite 300
Fairfax, Virginia 22031

> **Re: Brookfield Homes Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 13, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed February 19, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **File No. 1-31524**

Dear Mr. Cockwell:

   We have reviewed your response letter dated June 30, 2009, and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1A. Risk Factors, page 9

1. We note the significant difference between your market capitalization and stockholder's equity as of March 31, 2009. Please add risk factor disclosure addressing the risks associated with this difference, or explain to us why you do not believe this disclosure is material to investors.

Item 6. Selected Financial Data, page 15

2. We note the disclosures you intend to include in response to comment 5 in our letter dated June 9, 2009, regarding your presentation of total gross margins excluding impairments and write-offs. It is unclear how your disclosure adequately addresses

the five disclosure points in Question 8 of the SEC Frequently Asked Questions
Regarding the Use of Non-GAAP Financial Measures. For example, the manner in
which management is using this measure to conduct or evaluate the business is
unclear and the economic substance behind the decision to use this measure, as the
measure is eliminating inventory costs that would have been included in direct costs
of sales – housing once the inventory was sold. As such, it would appear as though
the measure is eliminating costs from gross margin that impacts the comparability of
gross margin to those periods in which the inventory is sold. In this regard, it is also
unclear how removing these costs provides investors "with a perspective on the
underlying operating performance of the business." Please provide us with the
disclosures you intend to include in future filings that provides investors with a better
understanding of the factors discussed in Question 8 of the SEC Frequently Asked
Questions Regarding the Use of Non-GAAP Financial Measures.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 17

Critical Accounting Policies and Estimates, page 26

Carrying Values, page 27

3. We note the disclosures you intend to include in future filings in response to the 1st
bullet of comment 16 in our letter dated June 9, 2009. Specifically, you note that you
will disclose that you have reviewed and will continue to review all assets for
indicators of impairment during each reporting period. In addition, please also
disclose the number of projects that you then tested for impairment (i.e., estimated the
undiscounted cash flows to compare to the carrying value) by reportable segment
during each period presented. As previously noted, we believe this disclosure will
provide investors with a better understanding of the impairment charges you have
recognized during each period presented.

4. We note your response to the 4th bullet of comment 16 in our letter dated June 9,
2009, regarding our request for you to provide investors with a discussion of other
material factors considered in estimating your undiscounted and discounted cash
flows. It is unclear how your response to comment 15 in our letter dated June 9,
2009, adequately addresses the different assumptions and factors considered when
evaluating housing inventory, land inventory and option deposits. Please provide us
with the disclosure you intend to include in future filings that addresses these
differences. If there are no differences in assumptions or factors, please disclose as
such and explain why the cash flows for each of these assets are estimated using the
same assumptions and factors.

Definitive Proxy Statement on Schedule 14A

Certain Relationships and Related Party Transactions, page 33

5. We note your response to comment 25 from our letter dated June 9, 2009, and reissue this comment. The entity referenced in the second paragraph on page 42 of the Form 10-K is a variable interest entity consolidated by your largest stockholder. The stockholder has a significant financial interest in the entity, notwithstanding its equity position.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. For other comments, please contact Chambre Malone at (202) 551-3262, or in her absence, Andrew Schoeffler at (202) 551-3748.

Sincerely,

Terence O'Brien
Accounting Branch Chief